ENDEAVOUR SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of Common shares (“Common Shares”) of Endeavour Silver Corp. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 10:00 a.m. (Vancouver time) on Thursday, May 8, 2014 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated. The noon rate of exchange on March 27, 2014 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$1.1057 (Cdn$1.00 equals U.S.$0.9044) .

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 6, 2014 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 (“NI 54-101”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy-related materials.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward proxy-related materials (including Notice and Access Notification) to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)	provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.In the absence of any instructions, the proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed March 24, 2014 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 101,255,314 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corporation(1)	10,388,812	10.3%
____________________
(1)

Based on public filings on SEDAR (www.sedar.com), Van Eck Associates Corporation reports that it is an investment manager and accounts over which it has investment authority hold, in the aggregate, the Common Shares disclosed above.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The shareholders of the Company last fixed the number of directors of the Company at seven. At the Meeting, shareholders will be asked to elect seven directors.

The persons named below are the seven nominees of management for election as directors, all of whom are current directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

			Common
			Shares
			beneficially
Name, place of residence and	Present principal occupation,	Period served as	owned or
position with the Company	business or employment	director	controlled

RICARDO M. CAMPOY(1)(2)	Co-founder of Minerals Capital &	Since July 9,	4,000
New York, U.S.A.	Advisory LLC, a member firm of	2010
Director	Denver-based merchant bank
	HeadwatersMB; Corporate Director

BRADFORD J. COOKE	CEO of the Company	Since July 25,	922,831
British Columbia, Canada		2002
Director and CEO

GEOFFREY A. HANDLEY(1)(2)(3)	Corporate Director	Since June 14,	10,000
New South Wales, Australia		2006
Director and (Non-executive)
Chairman

			Common
			Shares
			beneficially
Name, place of residence and	Present principal occupation,	Period served as	owned or
position with the Company	business or employment	director	controlled

REX J. MCLENNAN(1)(3)(4)	Corporate Director	Since June 12	10,000
Alberta, Canada		2007
Director

KENNETH PICKERING (2)(4)	Corporate Director	Since August 20,	5,000
British Columbia, Canada		2012
Director

MARIO D. SZOTLENDER(1)(2)(3)(4)	Corporate Director	Since July 25,	195,100
Caracas, Venezuela		2002
Director

GODFREY J. WALTON	President and COO of the Company	Since July 25,	170,777
British Columbia, Canada		2002
Director, President and COO

___________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Sustainability Committee.

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 11, 2013, subject to shareholder approval which was obtained on May 22, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by April 7, 2014. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange (“TSX”) rules that will become effective June 30, 2014, the Board shall accept such director’s resignation absent exceptional circumstances.

The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Other than as disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ricardo Campoy, a director of the Company, was a director of Century Mining Corporation (“Century”) when he was subject to a management cease trade order (the “MCTO”) issued by the British Columbia Securities Commission (“BCSC”) on March 20, 2008. The BCSC had issued a cease trade order on March 14, 2008 with respect to the shares of Century based on inadequacies in a National Instrument 43-101 technical report filed by Century and in Century’s financial reports for the third quarter of 2007. On March 20, 2008, the BCSC revoked the cease trade order and imposed instead the MCTO in order to give Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon Century’s filing of required technical reports and third quarter 2007 financial disclosures. The MCTO remained in place until the filing of Century’s audited annual financial statements and management’s discussion and analysis for its 2007 financial year and was eventually revoked on July 18, 2008.

Mario Szotlender, a director of the Company, was a director of Focus Ventures Ltd. (“Focus”) that was the subject of a cease trade order for a period of more than 30 consecutive days from each of BCSC and the Alberta Securities Commission. The cease trade orders were issued on April 28, 2004 as a result of Focus’ failure to file its annual financial statements within the prescribed deadline and, upon Focus’ filing of the outstanding documents, such orders were revoked on June 2, 2004 and June 11, 2004, respectively. Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked Focus’ registration under Section 12(g) of the United States Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of the proposed revocation, Focus filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

Geoffrey Handley was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which establishes a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001. Mirabela also announced that, under the PSA, the proposed recapitalization will be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 2013.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2013, the NEOs of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), Godfrey Walton (President and Chief Operating Officer (“COO”)), David Howe (Vice President Operations, Mexico (“VP Mexico Operations”) and Luis Castro (Vice President, Exploration (“VP Exploration”)).

Compensation Discussion and Analysis

General

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors (“Compensation Committee”). In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are targeted within a 20% range of 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company (see “Base Salary”).

Total direct compensation (“Total Direct Compensation”) for each of the NEOs, as well as for executive officers as a whole, consists of a Base Salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. The targeted Short Term Incentive Plan (“STIP”) and Long Term Incentive compensation (“LTI”) are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the benchmarked mining companies. Actual compensation is positioned above or below target as performance warrants. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Compensation Committee and the Board have considered the implications of risks associated with the Company’s compensation policies and practices. Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully consider potential risks. During 2013, the Compensation Committee discussed the potential risks associated with compensation programs as they relate to short term and long term decision-making by the Company’s executives. A number of business risks were assessed and considered, while significant items included:

•	Achieving safety results and meeting environmental requirements
•	Resource estimation and reserve determination
•	Achievement of annual production and cost targets in balance with long-term development requirements at our operations

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

•

Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the compensation committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.

•	Audit of key measureable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the committee when necessary.
•	Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.
•

Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded by the issuance of options. Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board’s sole discretion. Our stock option plan limits the number of compensation shares that may be issued.

•

Control features/plan governance: Goals and metrics are reviewed by the committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2013 were reviewed by the compensation committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

•

Time horizon of payments or realization of value: Short-term incentive awards for 2013 were made in March 2014, following the performance year. The 2013 long-term incentive program option awards vest over two years and have life of five years. The recipients of these awards realize an increase or decrease in value based on share price.

•	Restrictions on hedging and derivative trading: Company’s executives are prohibited from engaging in hedging or derivative trading with our securities.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. For 2013, the Compensation Committee retained Towers Watson to provide independent analysis in order to support the Compensation Committee’s process and analysis on executive and director compensation. Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company’s executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics. The 24 companies in the benchmark group are:

Alexco Resource Corporation	Denison Mines Corp.	Lake Shore Gold Corp.
Alamos Gold Inc.	First Majestic Silver Corp.	North American Palladium Ltd.
Argonaut Gold Inc.	Fortuna Silver Mines Inc.	Primero Mining Corp.
AuRico Gold Inc.	Gold Resource Corp.	Silver Standard Resources Inc.
Aurizon Mines Ltd.	Great Panther Silver Ltd.	Stillwater Mining Co.
B2gold Corporation	Hecla Mining Ltd.	Taseko Mines Ltd.
Coeur d’Alene Mines Inc.	Imperial Metals Corp.	Timmins Gold Corp.
Capstone Mining Corp.	Kirkland Lake Gold Inc.	Yukon-Nevada Gold Corp.

Based on this market analysis, the NEOs’ base salaries were positioned close to the 50th percentile on average.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1.	Target Eligible Bonus
2.	Corporate and Department Percent Target Award Levels (“Percent Target Award Levels”)
3.	Individual Performance Factor

The award formula is as follows:

The Target Eligible Bonuses for the NEOs for the 2013 and 2014 performance years were as follows:

	2013 Target	2014 Target
	Eligible Bonus	Eligible Bonus
Position	(% of Base Salary)	(% of Base Salary)
CEO	80%	80%
CFO	70%	70%
COO	80%	80%
VP Mexico Operations	60%	60%
VP Exploration	50%	50%

The Percent Target Award Level is based on combined corporate and department goals for the Company. The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target. In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting. In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting (“other corporate goals”). Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a multiplier on the overall STIP award and are determined by the Committee and take into consideration the following the individuals performance, department performance, overall impact to the Company results.

The specific corporate and department goals with corresponding weighting and achievement for 2013 were as follows:

Department Goals	Weighting	Target	Achievement
Health, Safety and Sustainability	2.5%	Improve mine lost time accidents	0%
	5.0%	No Fatalities	0%
	2.5%	Obtain 2013 certificate of clean industry	0%
	2.5%	Corporate social responsibility goals	2.5%
Production	10%	Produce 7.5 million silver equivalent ounces	20%
Development	10%	Replace silver equivalent reserves mined	0%
Exploration	12.5%	Grow silver equivalent resources 10%	0%
Exploration – new project	5.0%	10 million silver equivalent ounces	0%
Costs per tonne(1)	5.0%	$91 consolidated cost per tonne	1.5%
Cash costs(1)	5.0%	$9.60 cash operating cost per ounce	10.0%
New acquisitions	7.5%	Execute agreements on one major	0%
		acquisition and minor acquisitions
Capital program Implementation	7.5%	Remain within the approved timeline and	7.5%
		budget on specified projects
Environmental	2.5%	Meet reforestation target	2.5%
	2.5%	Zero material discharges	0%
SOX compliance	5.0%	No material weaknesses	5.0%
Shareholder value	2.5%	Share performance to peer group	2.5%
Financial	5.0%	Meet budgeted EBITDA per share	5.0%
Meet public guidance	5.0%	Meet public guidance	5.0%
Other corporate goals	-	-	13.5%
Target Weighting	100%	Percent Target Award Level	75.0%

(1)

Cash costs per ounce and costs per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Cash costs per ounce and direct costs per tonne are provided to investors and used by management as a measure of the Company’s operating performance. See the Company’s management’s discussion and analysis for the year ended December 31, 2013 filed at www.sedar.com for further information.

For 2013, the executive team achieved a Percent Target Award Level of 75.0% (as indicated in the table above).The Percent Target Award Level includes the Committee’s assessment of an additional achievement weighting of 13.5% (“other corporate goals”), reflecting management’s decision to reduce exploration expenditures and mine development expenditures in response to the sharp decline in silver and gold prices. The Compensation Committee recognized this decision directly impacted the Company’s ability to meet certain targets.

The Compensation Committee approved a special bonus specific to the completion of the El Cubo plant refurbishment. The Compensation Committee approved the short term incentive due to the critical time constraint and recognized the project was outside of the normal STIP scope. Based on 2012 salaries and target bonuses, Towers Watson recommended a special bonus totalling $773,000 to be paid on a proportional basis. The proportion of the total award was weighted on the expected contribution to the project for each individual. On successful completion of the El Cubo plant refurbishment, the special bonus was paid proportionally as follows:

	Special Bonus
Position	(% of Bonus)	Amount Paid
CEO	12.5%	$96,625
CFO	7.5%	$57,975
COO	22.5%	$173,925
VP Mexico Operations	47.5%	$367,175
VP Exploration	5.0%	$38,650
Other Management	5.0%	$38,650

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan of the Company (the “Stock Option Plan”). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company’s performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management’s recommendations and who, once satisfied, provide their recommendation to the Board of Directors. The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. Previous option grants to an optionee are not taken into account when considering new option grants to the optionee. The Compensation Committee’s recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year. The stock options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

During 2013, Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company’s NEOs, including LTI compensation. It was recommended the LTI compensation be targeted as a percentage of Total Target Cash (“TTC”), which includes base salary and target bonus. The 2013 LTI compensation was targeted as follows:

	2013Target	2014Target
	LTI Compensation	LTI Compensation
Position	(% of TTC)	(% of TTC)
CEO	175%	175%
CFO	150%	150%
COO	165%	165%
VP Mexico Operations	150%	150%
VP Exploration	125%	125%

The Stock Option Plan presently includes the following provisions:

•

The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company’s Board of Directors, which is presently the Compensation Committee.

•

The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 7.5% of the issued and outstanding Common Shares at any time and from time to time.

•

The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).

•

The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

•

The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

•

The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the “Market Price” of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.

•

An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the “Right”) when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

•	Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis.

•	Options may be granted for a term not exceeding 10 years.
•

An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. The Compensation Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan. A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

•	An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.
•

In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

•

The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. At the annual general meeting held on May 23, 2012, shareholders of the Company reconfirmed the Stock Option Plan, as amended, by approving the unallocated options that may be grantable thereunder.

As at the date hereof, the total number of Common Shares issuable under outstanding options granted under the Stock Option Plan is 5,380,550, representing 5.3% of the issued and outstanding Common Shares of the Company.

Compensation Governance

The Compensation Committee is comprised of four independent directors, Ricardo Campoy (Chair), Geoffrey Handley, Mario Szotlender and Kenneth Pickering. Messrs. Campoy, Handley, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee’s responsibilities, powers and operation are described in Appendix A - “Corporate Governance Disclosure” under the subheading, “Compensation”.

In June 2012, the Compensation Committee retained Towers Watson to assist with assessing the market competitiveness of executive and director compensation, including providing recommendations to improve the compensation program. Other than the extension of the Company’s engagement of Towers Watson to assess 2013 compensation levels, Towers Watson has not been retained for any other services by the Company.

The following table sets forth, by category, the aggregate fees billed by each compensation consultant or advisor retained by the Company for each of the financial years ended December 31, 2013 and December 31, 2012:

Executive Compensation-Related Fees
	Executive compensation-
	related fees
	(Cdn.$)	All other fees
Towers Watson
Year ended December 31, 2013	$16,491	Nil
Year ended December 31, 2012	$72,649	Nil

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2009 at the opening of trading to December 31, 2013 with the cumulative total return of the S&P/TSX Composite Index. Dollar amounts in the following graph refer to Canadian dollars (Cdn.$).

	Jan. 1/09 (Cdn.$)	Dec. 31/09 (Cdn.$)	Dec. 31/10 (Cdn.$)	Dec. 31/11 (Cdn.$)	Dec. 31/12 (Cdn.$)	Dec. 31/13 (Cdn.$)
Endeavour Silver Corp.	$100.00	$308.87	$588.71	$797.58	$632.26	$309.68
S&P-TSX Composite Index	$100.00	$135.05	$158.83	$145.00	$155.42	$175.61

The trend shown by this graph reflects the trend in the Company’s executive compensation for 2009 through 2011. During this period, the prices of precious metals rose significantly, resulting in an increased demand throughout the industry for experienced management. The consequence of the increased demand for experienced management has been higher labour costs in the industry and the Company’s executive compensation was designed to retain experienced management by basing salaries upon industry salary surveys. The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers for 2012 and 2013. Compensation increased during 2012 as both a reflection of the continued increase in demand for experienced management and the growth experienced by the Company. In 2013, the Company retained Towers Watson, an external advisory firm, to benchmark management compensation resulting in adjustments to appropriately position executive compensation amongst its peers. The benchmarking resulted in higher STIP and LTI incentives marginally increasing total compensation, while the share performance was directly correlated with the fall in precious metal prices during 2013. The grant date value of long-term incentives as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs. The ultimate value to be realized from the long-term incentives is directly linked to share price performance.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company’s three financial years ended December 31, 2013 by the NEOs.

					Non-equity incentive
					plan compensation
					($)
			Share-	Option-		Long-		All other	Total
Name and			based	based	Annual	term	Pension	compen-	compen-
principal		Salary	awards	awards	incentive	incentive	value	sation	sation
position	Year	($)	($)	($)	plans(2)	plans	($)	($)	($)

BRADFORD	2013	461,429(3)(4)	Nil	672,750(1)	351,647(5)	Nil	Nil	(8)	1,485,826
COOKE	2012	489,635(3)(4)	Nil	701,499(1)	438,210(5)	Nil	Nil	(8)	1,629,344
CEO	2011	439,697 (3)(4)	Nil	729,385(1)	275,566(5)	Nil	Nil	(8)	1,444,648

DANIEL	2013	301,143(3)	Nil	378,422(1)	203,772(5)	Nil	Nil	(8)	883,337
DICKSON	2012	297,406(3)	Nil	607,966(1)	275,585(5)	Nil	Nil	(8)	1,180,957
CFO	2011	261,553(3)	Nil	583,508 (1)	169,579 (5)	Nil	Nil	(8)	1,014,640

GODFREY	2013	412,858(3)(6)	Nil	571,837(1)	400,248(5)	Nil	Nil	(8)	1,384,943
WALTON	2012	456,538(3)(6)	Nil	654,733(1)	393,415(5)	Nil	Nil	(8)	1,504,686
COO	2011	411,351(3)(6)	Nil	729,385(1)	244,275 (5)	Nil	Nil	(8)	1,385,011

DAVID HOWE	2013	400,000	Nil	487,744(1)	547,175	Nil	Nil	(8)	1,434,919
VP Mexico	2012	350,000(7)	Nil	561,200(1)	253,000	Nil	Nil	(8)	1,164,200
Operations	2011	345,000 (7)	Nil	534,883 (1)	150,000	Nil	Nil	(8)	1,029,883

LUIS CASTRO	2013	212,382(9)	Nil	235,462(1)	116,650	Nil	Nil	(8)	564,494
VP Exploration	2012	105,728(9)	Nil	69,671(10)	43,936(9)	Nil	Nil	(8)	219,335
	2011	72,883(9)	Nil	Nil	21,666(9)	Nil	Nil	(8)	94,549

____________________

(1)

The grant date fair value of each option granted during the years ended December 31, 2011, 2012 and 2013 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 77% (in 2011), 73% (in 2012) and 54.77% (in 2013); risk free interest rate of 2.02% (in 2011), 1.28% (in 2012) and 1.03% (in 2013); expected option life of 3.86 years (in 2011), 3.81 years (in 2012) and 3.5 years (in 2013); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2)	Comprised of performance bonuses earned during the indicated year and paid during and/or subsequent to the year end.
(3)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.9714 for 2013, Cdn.$1.00=U.S.$1.00059 for 2012 and Cdn.$1.00=U.S.$1.01196 for 2011.
(4)	Includes amounts received by Mr. Cooke relating to his director role of $25,515 for 2012 and $25,299 for 2011. No compensation amounts received by Mr. Cooke in 2013 relate to his director role.
(5)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$09788 and Cdn.$1.00=U.S.$09020 for 2013, Cdn.$1.00=U.S.$0.9738 for 2012 and Cdn.$1.00=U.S.$1.0094 for 2011.

(6)	Includes amounts received by Mr. Walton relating to his director role of $25,515 for 2012 and $25,299 for 2011. No compensation amounts received by Mr. Walton in 2013 relate to his director role.
(7)

Amount paid in a combination of both Mexican Pesos and U.S.$ The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 Peso=U.S.$0.07613 for 2012 and 1 Peso=U.S.$0.08085 for 2011.

(8)

Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either Cdn.$50,000 or 10% of the NEO’s total salary for the financial year.

(9)

Amount paid in a Mexican Pesos The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 Peso=U.S.$0.07695 for 2013, 1 Peso=U.S.$0.07613 for 2012 and 1 Peso=U.S.$0.08085 for 2011. Mr. Castro was promoted to VP Exploration in November 2012.

(10)

Represents the grant of share appreciation rights. The grant date fair value of the share appreciation rights was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 55.47%; risk free interest rate of 1.2%; expected option life of 2.89 years; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as at December 31, 2013.

	Option-based Awards				Share-based Awards
					Number of	Market or	Market or
	Number of				shares or	payout value	payout value of
	securities			Value of	units of	of share-	vested share-
	underlying	Option		unexercised	shares that	based awards	based awards
	unexercised	exercise		in-the-money	have not	that have not	not paid out or
	options	price(1)	Option	options(1)(2)	vested	vested	distributed
Name	(#)	($)	expiration date	($)	(#)	($)	($)
BRADFORD COOKE	150,000(3)	1.75	June 22, 2014	276,322	Nil	N/A	N/A
	200,000(3)	3.08	Nov. 13, 2014	102,861
	150,000(3)	3.43	May 26, 2015	23,845
	150,000(3)	7.66	June 29, 2016	Nil
	150,000(4)	7.90	May 23, 2017	Nil
	400,000(5)	3.85	May 22, 2018	Nil
DANIEL DICKSON	120,000(3)	3.43	May 26, 2015	19,076	Nil	N/A	N/A
	120,000(3)	7.66	June 29, 2016	Nil
	130,000(4)	7.90	May 23, 2017	Nil
	225,000(5)	3.85	May 22, 2018	Nil
GODFREY WALTON	50,000(3)	3.08	Nov. 13, 2014	25,715	Nil	N/A	N/A
	140,000(3)	3.43	May 26, 2015	22,255
	150,000(3)	7.66	June 29, 2016	Nil
	140,000(4)	7.90	May 23, 2017	Nil
	340,000(5)	3.85	May 22, 2018	Nil
DAVID HOWE	70,000(3)	3.43	May 26, 2015	11,128	Nil	N/A	N/A
	110,000(3)	7.66	June 29, 2016	Nil
	120,000(4)	7.90	May 23, 2017	Nil
	290,000(5)	3.85	May 22, 2018	Nil
LUIS CASTRO	30,000(3)	3.43	May 26, 2015	4,769	Nil	N/A	N/A
	140,000(5)	3.85	May 22, 2018	Nil
	25,000(6)	7.79	Nov. 20, 2015	Nil

____________________

(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2013 exchange rate of Cdn.$1.00=U.S.$0.9351.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2013 (based on the Cdn.$3.84 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2013 exchange rate of Cdn.$1.00=U.S.$0.9351.

(3)	Options are fully vested.
(4)	As at December 31, 2013, 80% of these options had vested and an additional 20% will vest on May 23, 2014.
(5)	As at December 31, 2013, 40% of these options had vested and an additional 20% will vest on each of May 22, 2014, November 22, 2014 and May 22, 2015.
(6)	Represents share appreciation rights. As at December 31, 2013, 34% of these share appreciation rights had vested and an additional 33% will vest on each of May 20, 2014 and February 20, 2015.

Incentive plan awards—value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2013.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
BRADFORD COOKE	6,217	Nil	351,647(2)
DANIEL DICKSON	3,497	Nil	203,772(2)
GODFREY WALTON	5,284	Nil	400,248(2)
DAVID HOWE	4,507	Nil	547,175
LUIS CASTRO	2,176	Nil	116,650

____________________

(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the exchange rate of Cdn.$1.00=U.S.$0.9714.
(2)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rates of Cdn.$1.00=U.S.$0.9788 and Cdn.$1.00=U.S.$0.9020 in effect at the time awards were submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

During the year ended December 31, 2013, the Company had employment agreements or arrangements which include change of control provisions with each of Bradford Cooke, Daniel Dickson, Godfrey Walton and David Howe and which have been approved by the Board of Directors. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2013, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$5,271,909 (U.S.$4,929,762). The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2013. Further details of the provisions for each NEO are described after the table. Canadian dollar denominated amounts have been translated using the December 31, 2013 exchange rate of Cdn.$1.00=U. S.$0.9351.

Name	Termination without Cause	Voluntary Resignation(1)	Change-in-Control
BRADFORD COOKE	Cdn.$930,000	Cdn.$573,750	Cdn.$1,787,615(2)
DANIEL DICKSON	Cdn.$593,000	Cdn.$360,500	Cdn.$1,142,538(2)
GODFREY WALTON	Cdn.$829,000	Cdn.$510,250	Cdn.$1,594,077(2)
DAVID HOWE	$453,000	Nil	$699,154(3)

____________________

(1)	Contingent upon providing three months’ notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.
(2)	Payable in the event of resignation or termination within six months of a change in control.
(3)	Payable in the event of termination as a result of a change in control

Bradford Cooke, CEO

Mr. Cooke entered into an employment agreement dated January 1, 2008 with the Company (the “Cooke Agreement”). The Cooke Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Cooke Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Cooke Agreement, upon termination without cause, Mr. Cooke is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Cooke is entitled to receive, conditional on providing three months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to three months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for three months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within six months of a change in control, Mr. Cooke is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Cooke Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Daniel Dickson, CFO

The Board of Directors of the Company has approved the terms for an employment agreement between the Company and Daniel Dickson (the “Dickson Agreement”) with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of the Dickson Agreement, upon termination without cause, Mr. Dickson is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Dickson is entitled to receive, conditional on providing three months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to three months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for three months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within six months of a change in control, Mr. Dickson is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Dickson Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Godfrey Walton, President and COO

Mr. Walton entered into an employment agreement dated January 1, 2008 with the Company (the “Walton Agreement”). The Walton Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Walton Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Walton Agreement, upon termination without cause, Mr. Walton is entitled to receive an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Walton is entitled to receive, conditional on providing three months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an amount equal to three months’ estimated salary plus the amount of the previous year’s annual bonus pro-rated for the time worked in the year of resignation and any outstanding stock options will remain in good standing for three months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within six months of a change in control, Mr. Walton is entitled to receive an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two years’ annual bonus and any outstanding stock options will remain in good standing for 12 months. The Walton Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

David Howe, VP Mexico Operations and Country Manager, Mexico

Mr. Howe entered into an employment agreement dated January 1, 2009 with the Company (the “Howe Agreement”). The Howe Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Howe Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Howe Agreement, upon termination without cause, Mr. Howe is entitled to receive an amount equal to one-half of his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus. In the event of termination as a result of a change in control, Mr. Howe is entitled to receive an amount equal to his estimated annual salary plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Howe Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Director Compensation

Discussion of Directors’ Compensation

Up until 2013, the non-executive directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2013, deferred share units (“DSUs”, as described below) were granted to certain non-executive directors who elected to receive DSUs in lieu, in whole or part, of stock options and director’s fees otherwise receivable.

Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the “DSU Plan”). The purposes of the DSU Plan are to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may, at its complete discretion, award such number of DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested.

Retainer Fees

During 2013, the Board, on recommendation of the Compensation Committee, approved directors’ fees as follows, payable in cash or in equivalent value of DSUs as at the grant date determined by the Board:

Director Compensation	Cdn.$
Independent Board Member	30,000	Annual Retainer
Additional Retainer for Chairman of the Board	20,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	5,000	Annual Retainer
Board Member Meeting Fee	1,300	Per meeting
Committee Member Meeting Fee	1,000	Per meeting

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options.

In support of our goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company’s directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at double the directors’ annual retainer. The directors must acquire at least $60,000 in Common Shares and/or DSUs by November 2017 or within five years of being elected.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2013. For directors who are NEOs, see “Executive Compensation—Summary Compensation Table”.

Name	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
RICARDO CAMPOY	48,376	Nil	97,580	Nil	Nil	Nil	145,956
GEOFFREY HANDLEY	69,747(4)	100,353	Nil	Nil	Nil	Nil	170,100
REX MCLENNAN	58,090(5)	100,353	Nil	Nil	Nil	Nil	158,443
KENNETH PICKERING	44,247	Nil	97,580	Nil	Nil	Nil	141,827
MARIO SZOTLENDER	46,433(6)	50,176	48,790	Nil	Nil	Nil	145,399

____________________

(1)	Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.9714.
(2)

Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. The accounting fair value is based on the total number of DSUs granted times the December 31, 2013 market price of the Common Shares (based on the Cdn.$3.84 closing price of the Common Shares on TSX on that date). The accounting fair values are $89,770 for Geoffrey Handley and for Rex McLennan and $44,885 for Mario Szotlender, calculated in Cdn.$ and translated to U.S.$ based on the exchange rate of Cdn.$1.00=U.S.$0.9351 on December 31, 2013.

(3)

The grant date fair value of each option granted during the year ended December 31, 2013 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 54.77%; risk free interest rate of 1.03%; expected option life of 3.5 years; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(4)	$15,591 of this amount was settled with an aggregate of 3,631 DSUs granted under the DSU Plan.
(5)	$44,927 of this amount was settled with an aggregate of 11,821 DSUs granted under the DSU Plan.
(6)	$27,374 of this amount was settled with an aggregate of 7,539 DSUs granted under the DSU Plan.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as at December 31, 2013.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(7) ($)
RICARDO CAMPOY	80,000(3) 75,000(3) 19,500(4) 53,000(5)	3.43 7.66 7.90 3.85	July 9, 2015 June 29, 2016 May 23, 2017 May 22, 2018	12,717 Nil Nil Nil	Nil	N/A	N/A
GEOFFREY HANDLEY	90,000(3) 19,500(4)	7.66 7.90	June 29, 2016 May 23, 2017	Nil Nil	Nil	N/A	102,808
REX MCLENNAN	48,000(3) 75,000(3) 19,500(4)	3.43 7.66 7.90	May 26, 2015 June 29, 2016 May 23, 2017	7,630 Nil Nil	Nil	N/A	132,216
KENNETH PICKERING	22,250(6) 53,000(5)	8.81 3.85	Nov. 8, 2017 May 22, 2018	Nil Nil	Nil	N/A	N/A
MARIO SZOTLENDER	75,000(3) 125,000(3) 80,000(3) 75,000(3) 19,500(4) 26,500(5)	1.75 3.08 3.43 7.66 7.90 3.85	June 22, 2014 Nov. 13, 2014 May 26, 2015 June 29, 2016 May 23, 2017 May 22, 2018	138,161 64,288 12,717 Nil Nil Nil	Nil	N/A	71,956

____________________

(1)

All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in -the-money options have been translated at the December 31, 2013 exchange rate of Cdn.$1.00=U.S.$0.9351.

(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2013 (based on the Cdn.$3.84 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2013 exchange rate of Cdn.$1.00=U.S.$0.9351.

(3)	Options are fully vested.
(4)	As at December 31, 2013, 80% of these options had vested and the remaining 20% will vest on May 23, 2014.
(5)	As at December 31, 2013, 40% of these options had vested and an additional 20% will vest on each of May 22, 2014, November 22, 2014 and May 22, 2015.
(6)	As at December 31, 2013, 60% of these options had vested and an additional 20% will vest on each of May 8, 2014, and November 8, 2014.
(7)

Represents the value of outstanding DSUs, which were fully vested upon granting. The value of DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2013 (based on the Cdn.$3.84 closing price of the Common Shares on TSX on that date translated at the December 31, 2013 exchange rate of Cdn.$1.00=U.S.$0.9351) times the number of DSUs outstanding.

Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are NEOs) on value of incentive awards vested or earned during the fiscal year ended December 31, 2013.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
RICARDO CAMPOY	824	Nil	Nil
GEOFFREY HANDLEY	Nil	100,353	Nil
REX MCLENNAN	Nil	100,353	Nil
KENNETH PICKERING	824	Nil	Nil
MARIO SZOTLENDER	412	50,176	Nil

____________________

(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the exchange rate of Cdn.$1.00=U.S.$0.9714.
(2)

Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. All DSUs were fully vested upon granting. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the grant date. Does not include vested DSUs granted to settle directors’ fees otherwise payable in cash.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2013. The information shown for “Equity compensation plans approved by securityholders” relates to the Company’s Stock Option Plan as at December 31, 2013.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)(1)	5,695,550	Cdn.$5.26	1,788,280
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,695,550		1,788,280

____________________

(1)

As at December 31, 2013, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 7.5% of the issued and outstanding Common Shares (being 7,483,830 Common Shares as at December 31, 2013).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2013 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reconfirmation of Shareholder Rights Plan

The Company’s current shareholder rights plan (the “Rights Plan”) was approved by the shareholders of the Company on June 29, 2011 and effective on that date. In accordance with its terms, the Rights Plan will expire at the termination of the Meeting unless the shareholders of the Company reconfirm the Rights Plan. Accordingly, shareholders of the Company are being asked to reconfirm the Rights Plan at the Meeting.

A summary of the Rights Plan is contained in the Company’s information circular dated May 31, 2011 copies of which were previously distributed to shareholders for the Company’s 2011 annual general meeting. A complete copy of the Rights Plan was also filed on SEDAR on August 8, 2011 and is accessible at www.sedar.com or may be obtained by sending a written request to the President of the Company at the Company’s head office located at Suite 301, 700 West Pender Street, Vancouver, British Columbia V6C 1G8.

The text of the proposed resolution to reconfirm the Rights Plan is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the Company’s shareholder rights plan approved by the shareholders of the Company on June 29, 2011 and effective on that date is hereby approved, ratified and reconfirmed, and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the Toronto Stock Exchange.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

The Board of Directors recommends a vote “FOR” the reconfirmation the Rights Plan. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the reconfirmation of the Rights Plan resolution.

Notwithstanding any such reconfirmation of the Rights Plan at the Meeting, the Rights Plan will terminate upon the earlier of the close of the Company’s annual general meeting held in 2017 and any earlier event of termination under the Rights Plan, unless a Flip-in Event (as defined in the Rights Plan) has occurred and not been waived pursuant to the Rights Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2013 which are available on SEDAR and may also be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Company’s Audit Committee is contained in Item 16.2 of the Company’s Annual Information Form dated March 28, 2013 for the financial year ended December 31, 2012 filed on SEDAR on April 2, 2013 and will also be contained in the Company’s Annual Information Form for the financial year ended December 31, 2013 to be filed on SEDAR.

DATED as of the 27th day of March, 2014.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO

APPENDIX A

ENDEAVOUR SILVER CORP.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Ricardo Campoy, Geoffrey Handley, Rex McLennan, Kenneth Pickering and Mario Szotlender are independent.
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke – Executive officer of the Company Godfrey Walton – Executive officer of the Company
Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent. If the majority of directors or proposed directors are not independent, describe what the Board of Directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.	The Board is currently composed of seven directors (all of whom are nominated for re-election), the majority of whom is independent.
If a director or proposed director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both thedirector and the other issuer.	Ricardo Campoy	—	General Moly Inc.

	Bradford Cooke	—	Canarc Resource Corp.
Radius Gold Inc.

	Geoffrey Handley	—	Eldorado Gold Corporation
PanAust Limited

	Rex McLennan	—	Boart Longyear Limited.

	Kenneth Pickering	—	Enaex S.A.
PanAust Limited
THEMAC Resources Group Limited
Northern Dynasty Minerals Ltd

	Mario Szotlender	—	Atico Mining Corporation
Focus Ventures Ltd.
Fortuna Silver Mines Inc.
Iron Creek Capital Corp.
Magellan Minerals Ltd.
Radius Gold Inc.

	Godfrey Walton	—	Ethos Capital Corp.

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent directors meet informally (without members of management) prior to or after regularly scheduled Board of Director meetings to discuss current matters. In addition, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors	Geoffrey Handley is the Chairman of the Board and is an independent director.

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	The attendance record of each current director for all Board meetings held in 2013 was as follows:
	Ricardo Campoy	—	6 of 6 meetings
	Bradford Cooke	—	6 of 6 meetings
	Geoffrey Handley	—	6 of 6 meetings
	Rex McLennan	—	6 of 6 meetings
	Kenneth Pickering		6 of 6 meetings
	Mario Szotlender	—	6 of 6 meetings
	Godfrey Walton	—	6 of 6 meetings
The attendance record of each current director member of the Audit Committee for meetings of that committee held in 2013 was as follows:
	Ricardo Campoy	—	4 of 4 meetings
	Geoffrey Handley	—	4 of 4 meetings
	Rex McLennan	—	4 of 4 meetings
	Mario Szotlender	—	4 of 4 meetings
The attendance record of each current director member of the Corporate Governance and Nominating Committee for meetings of that committee held in 2013 was as follows:
	Geoffrey Handley	—	2 of 2 meetings
	Rex McLennan	—	2 of 2 meetings
	Mario Szotlender	—	2 of 2 meetings
The attendance record of each current director member of the Compensation Committee for meetings of that committee held in 2013 was as follows:
	Ricardo Campoy	—	3 of 3 meetings
	Geoffrey Handley	—	3 of 3 meetings
	Kenneth Pickering	—	3 of 3 meetings
	Mario Szotlender	—	3 of 3 meetings
The attendance record of each current director member of the Sustainability Committee for meetings of that committee held in 2013 was as follows:
	Rex McLennan	—	1 of 1 meeting
	Kenneth Pickering	—	1 of 1 meeting
	Mario Szotlender	—	1 of 1 meeting
Other proceedings of the directors and Board committees were effected by written consent resolutions signed by all of the directors or Board committee members, as applicable.
Board Mandate
Disclose the text of the board’s written mandate	A copy of the full text of the Board’s Mandate can be viewed at www.sedar.com and on the Company’s website at www.edrsilver.com and is incorporated by reference herein. The following is a summary of the Board's Mandate. /TD>

DISCLOSURE	COMMENTS
REQUIREMENTS

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

• the strategic planning process of the Company;
• identification and management of the principal risks associates with the business of the Company;
• planning for succession of management;
• the Company's policies regarding communications with its shareholders and others; and
• the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Sustainability Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President/COO and the CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman, but has not yet developed written position descriptions for the chair of any Board committees. The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities	The Board has developed a written position description for the CEO.
Orientation and Continuing Education
Briefly describe what measures the board takes to orient new directors regarding: (i)        the role of the board, its committees and its directors; and
( ii) the nature and operation of the issuer’s business

The Company’s general education programs are overseen by the Corporate Governance and Nominating Committee. See “Nomination of Directors” and “Other Board Committees” below for the responsibilities of the Corporate Governance and Nominating Committee.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Mr. McLennan completed the ICD Director’s Education Program in 2013 and earned the ICD.D designation in June 2013.

Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.

The Board has adopted a written Code of Business and Ethics for the directors, officers and employees of the Company. A copy of the Code of Conduct is available on SEDAR at www.sedar.com and on the Company’s website at www.edrsilver.com.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

DISCLOSURE REQUIREMENTS	COMMENTS
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct

The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company’s director nomination program is overseen by the Corporate Governance and Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors

The Corporate Governance and Nominating Committee is composed entirely of independent directors. Current members of the Corporate Governance and Nominating Committee are Geoffrey Handley (Chair), Rex McLennan and Mario Szotlender.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:

	(a)	In making its recommendations to the Board regarding director nominees, the Committee shall consider:
		(i)	the appropriate size of the Board,
		(ii)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess,
		(iii)	the competencies and skills that the Board considers each existing director to possess,
		(iv)	the competencies and skills each new nominee will bring to the Board, and
		(v)	whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company.
(b)

The Corporate Governance and Nominating Committee shall develop qualification criteria for Board members for recommendation to the Board. In conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any “lead director” of the Board), the Committee shall recommend Board members to the various committees of the Board.

(c)

The Corporate Governance and Nominating Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.

DISCLOSURE REQUIREMENTS	COMMENTS
(d)

The Corporate Governance and Nominating Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers	The Company’s executive compensation program is overseen by the Compensation Committee.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation

The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Ricardo Campoy (Chair), Geoffrey Handley, Kenneth Pickering and Mario Szotlender. The independent members do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a committee meeting, if a matter is more effectively dealt with without the presence of members of management, the compensation committee members ask members of management to leave the meeting, and the independent members then meet in camera.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

	•	Review and assess the adequacy of the Charter annually;
	•	Review the adequacy and form of compensation of senior management;
	•	Review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;
	•	Review the performance of the Corporation’s senior management;
	•	Review and approve the corporate goals and objectives relevant to CEO, President and CFO and other senior officer’s compensation;
	•	Review and make recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of senior management;
	•	Oversee the administration of the Corporation’s employee stock option plan;
	•	Report to the Board of Directors on all other matters and recommendations made by the Compensation Committee; and
	•	Follow the process established by it for all committees of the Board for assessing the performance of the Committee.

The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

DISCLOSURE REQUIREMENTS	COMMENTS
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Corporate Governance In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:
(a)

The Committee shall review and reassess at least annually the adequacy of the Company’s corporate governance procedures and recommend any proposed changes to the Board for approval. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.

	(b)	Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.
	(c)	The Committee may form and delegate authority to subcommittees when appropriate.
(d)

The Committee shall review and recommend changes to the Board of the Company’s Code of Conduct, and shall consider any requests for waivers from the Company’s Code of Conduct. The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

(e)

The Committee shall review annually or more often if appropriate: (i) Committee members’ qualifications and requirements, (ii) Committee structure (including authority to delegate) and (iii) Committee performance (including reporting to the Board). The Committee shall make recommendations to the Board, as appropriate based on its review.

(f)

The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board following   the end of each fiscal year.

DISCLOSURE REQUIREMENTS	COMMENTS
Sustainability

The Company also has a standing Sustainability Committee. The Sustainability Committee is to be composed of at least three directors, the majority of whom must be independent directors and at least one of whom should have a broad understanding of legislative obligations in relation to occupational health, safety and sustainability. Current members of the Sustainability Committee are Kenneth Pickering (Chair), Rex McLennan and Mario Szotlender. The Sustainability Committee was constituted to assist the Board in fulfilling and discharging its occupational health, safety and sustainability roles and obligations. The Sustainability Committee is to promote sustainability as a company core value, encouraging a culture that recognizes and takes responsibility for the development, approval and implementation of polices, standards, systems and responsible work practices in all its activities that affect employees, contractors and stakeholders. The mandate of the Sustainability Committee includes the following:

(a)

Review policies and procedures with respect to sustainability having regard to regulatory requirements and the objectives of the Company, as applicable, and when appropriate, provide recommendations to executive management on how to enhance the policies as regulations and objectives change.

	(b)	Review lost time data and other statistical measures, rehabilitation status, incident reporting, energy use and intensity, audit outcomes and other performance indicators across the company.
	(c)	Assess the impact of current and developing health, safety and sustainability laws, regulations and treaties on the Company.
	(d)	Review the annual sustainability report and or audit plan and review any significant issues that arise from these audits.
	(e)	Review and assess performance against set objectives and targets.
	(f)	Assess the performance of sustainability management system and its suitability to current and future company requirements.
	(g)	Make periodic visits to operations to observe sustainability procedures in practice.
	(h)	Review and make recommendations on the Company’s health, safety and sustainability crisis management plan.
	(i)	Promote management commitment to continuous improvement in health, safety and sustainability performance at all levels of the organization.
	(j)	Oversee participation of executive management in the investigation and review of serious health, safety and environmental incidents.
	(k)	Review serious health, safety and environmental incidents with legal counsel to discuss legal exposures and ramifications associated with the incident, and to seek legal advice with regard to the handling of the incident and to prepare for expected litigation.

DISCLOSURE REQUIREMENTS	COMMENTS
	(l)	Monitor current, pending or threatened legal action by or against the Company related to environmental, health or safety issues.
	(m)	Review and identify risks related to sustainability and recommend the adoption of appropriate programs to reduce risks.
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.